# Offering Statement for Renoun Holdings, LLC

## (“Renoun Skis,” “we,” “our,” or the “Company”)



All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

| | |
|---|---|
| **Paul Riss:** | paul@netcapital.com |

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

# The Company

1. **What is the name of the issuer?**

   Renoun Holdings, LLC

   28 Howard Street, Suite 101-B

   Burlington, VT 05401

# Eligibility

2. **The following are true for Renoun Holdings, LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

# Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   *Name*
   Richard Golden

   *Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

| Start Date | End Date | Company | Position / Title |
|---|---|---|---|
| 01/01/2013 | 06/01/2020 | Healthy Acquisitions Corp | Chairman |
| 06/01/2011 | Present | Fiberight | Board Member/Investor |
| 12/01/2001 | 11/01/2004 | Accenture | Executive Director |
| 07/01/1999 | 12/01/2001 | Accenture | COO-Products Market Unit |
| 02/01/1993 | 06/30/1999 | Andersen Consulting | Managing Partner |
| 09/01/1988 | 01/31/1993 | Andersen Consulting | Partner |
| 02/07/1977 | 08/31/1988 | Andersen Consulting | Consulting Manager |
| 12/01/2004 | Present | Golden Opportunity Consulting | Principal |
| 06/01/2018 | Present | Venture Access Group | Managing Member |
| 11/01/2023 | Present | Renoun Holdings, LLC | Manager |
| 12/28/2023 | Present | Renoun, LLC | Chairman |

Education: University of Notre Dame - Bachelor of Business Administration Boston University, - Master of Business Administration LinkedIn: https://www.linkedin.com/in/rick-golden/

*Name*
Hal Chapel

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

| Start Date | End Date | Company | Position / Title |
|---|---|---|---|
| 01/01/2018 | Present | MTV Management | President & Managing Member |
| 01/01/2017 | Present | Quantum Xchange | Board Member |
| 01/01/2017 | Present | Quantum Xchange | Founding CEO & Chairman |
| 01/01/2005 | 12/31/2015 | Lotsa Helping Hands, Inc | Founder & CEO |
| 01/01/1996 | 12/31/2004 | Xevo Corporation | Founder & CEO |
| 01/01/1993 | 12/31/1993 | Lotus Development Corp | Managing Director, Worldwide Business Consul |
| 01/01/1984 | 12/31/1993 | Vanguard Business Solutions | Founder & CEO |
| 12/31/2023 | Present | Renoun Holdings LLC | Manager |

Education: Harvard - AB Harvard - EdM (Master of Education) LinkedIn: https://www.linkedin.com/in/halchapel/

*Name*
Chris Whalen

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

| Start Date | End Date | Company | Position / Title |
|---|---|---|---|
| 06/01/2015 | Present | New Technology Ventures | Managing Director |
| 04/01/2018 | 02/01/2021 | Quantum Exchange | Board Member |
| 12/28/2023 | Present | Renoun, LLC | Board Member |

Education: Assumption University - Liberal Arts Babson University - Master of Business Administration LinkedIn: https://www.linkedin.com/in/christopherjwhalen/

*Name*
Tom Hammond

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

| Start Date | End Date | Company | Position / Title |
|---|---|---|---|
| 06/01/2000 | 01/01/2024 | Align Credit Union | EVP & CFO |
| 11/01/2019 | 01/01/2024 | Inlign Insurance | President & CEO |
| 01/01/2024 | Present | Renoun, LLC | Interim CFO |

Short Bio: Tom is a banking professional with over 35 years of experience in the financial industries, starting at Putnam Investments out of college, then working as a bank regulator for the MA Division of Banks. Tom then moved to the private sector working for Align Financial as the EVP & CFO of the institution, where he worked for over 23 years. Tom was responsible for Asset-Liability management, Finance and Administration, the Investment portfolio along with Information Technology and Security. Over Tom's time at Align, it grew from $250 million to $750 million while remaining profitable and well capitalized. Tom graduated from Boston College with a degree in Finance. LinkedIn: https://www.linkedin.com/in/tom-hammond-63a86522

*Name*
Jennifer Freas

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

| Start Date | End Date | Company | Position / Title |
|---|---|---|---|
| 05/01/2018 | Present | Collective Hearts | Co-Founder & CMO |
| 12/31/2015 | Present | Rivus Consulting | Partner & Fractional CMO |
| 10/01/2023 | Present | Renoun, LLC | Interim CMO |

Short Bio: Jennifer is an industry leading marketing strategist who brings deep hands on E-commerce Optimization & Digital Marketing Strategy experience to Renoun, with a proven track record and experience in leading marketing operations at Fortune 100 and small consumer product companies . Throughout her career she has been dedicated and passionate about bringing organizations and clients cutting-edge solutions, propagating improved business value, operational efficiency, and the ability to foster sales business growth through benchmarked best practices and solution innovation.. She started her career at Accenture, before moving on to expanding e-Commerce marketing leadership roles at Dell Technologies. She holds a BS in engineering from the University of Texas and an MBA from the Univ of California, Berkley. LinkedIn: https://www.linkedin.com/in/jennifer-freas

*Name*
Cyrus Schenck

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

| Start Date | End Date | Company | Position / Title |
|---|---|---|---|
| 06/01/2014 | Present | Mission V Sports | Co-Founder |
| 08/01/2008 | 05/01/2021 | Inside and Out Window Washing | Founder & Owner |
| 06/01/2014 | Present | Renoun, LLC | Founder |

Short Bio: Cyrus invented and patented the application of using non-Newtonian material in snow sports applications and is Renoun's founder, leading the company through its emergence over the last ten years. Cyrus conceived of the use of the application of "polyborodimethyloxazoline" in ski cores while working on his engineering degree at Clarkson University. After spending time working at GE, Cyrus knew he needed to pursue his breakthrough in skiing technology and left the corporate world behind to form Renoun

Skis. The startup success of Renoun to date, along with the superior performance of the VibeStop technology in skis has positioned Renoun for the next step in its evolution to disrupt the status quo in the skis industry! LinkedIn: https://www.linkedin.com/in/cyrusschenck/

*Name*
Rob Golden

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

| Start Date | End Date | Company | Position / Title |
|---|---|---|---|
| 08/27/2018 | Present | Exavalu Advisory | Principal |
| 10/15/2015 | Present | GoC Capital | Principal |
| 07/25/2013 | 10/01/2015 | NTT Data/Everis | Sr Managing Director |
| 11/01/2010 | 07/01/2013 | Wipro Consulting | Partner |
| 03/01/2009 | 10/31/2010 | Quintiles | Vice President |
| 01/02/2000 | 08/31/2009 | IBM/PWC Consulting | Partner |
| 01/18/2024 | Present | Renoun, LLC | CEO |

Education: BBA - University of Notre Dame - Management Information Technology MBA - Boston College - Corporate Finance and Strategy Short Bio: Richard Golden, the Chairman of Renoun LLC and the Manager of Renoun Holdings, LLC, is the brother of Rob Golden. Consulting Practice leader and thought leader in Digital Business Transformation, Customer Centricity, Omni-cannel and Customer Relationship Managment practices. Notable Clients include: Bank of America American Express Visa Fidelity Investments MetLife Farmers Insurance AAA LinkedIn: https://www.linkedin.com/in/rob-golden-9372964/

# Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

## Richard Golden (through Golden Opportunity Consulting)

| | |
|---|---|
| **Securities:** | 100 |
| **Class:** | Class A Units |
| **Voting Power:** | 50.0% |

**Voting Power:** 50.0%

# Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

The Company is a special purpose vehicle ("SPV") that has the sole purpose of owning a controlling interest in Renoun, LLC ("Renoun"). The Company was formed under a collaboration between New Technology Ventures – a Boston-based venture capital and entrepreneur development firm, and Golden Opportunity Consulting – a Boston-based management consulting and investment management firm. As the majority owner of Renoun, the Company brings its combined decades of entrepreneurial development and management consulting experience to Renoun. The Company's management team was inspired to obtain a controlling interest in Renoun because we see its great potential to be a disruptive force in the ski industry. We plan to build upon a business that (1) already has a strong product foundation created with patented technology that has built a cult-like following; and (2) also created the kernels of offering unique customer experiences to its users. We plan to add to that our expert marketing skills and know-how to supercharge its growth. We plan to assume the CEO/lead management role in Renoun, as well as the CFO role and we plan to drive Renoun's go-to-market strategy. The original founder and product developer of Renoun is working with Renoun in the #2 management role focused on continued product development, manufacturing, and logistics. A more in-depth description of Renoun follows: Renoun, a Vermont limited liability company, was founded in 2014 by Cyrus Schenck, while earning his engineering degree, when he discovered that using a non-Newtonian polymer embedded in the core of a ski would give the ski desirable properties under the stress of hard snow/ice that stiffened the ski, but in softer conditions such as powder, the ski would be more flexible. After four years of research and development, Renoun perfected, and patented this polymer for its use in snow sports and trademarked the innovation as VibeStop. VibeStop provides multiple benefits that we do not believe any other ski manufacturer can duplicate – 1) the ski stiffens or becomes flexible based on the conditions of the snow, 2) the ski is also lighter than comparable skis due to VibeStop and finally, 3) the skiers experience is vastly improved because they experience lower forces of stress on their body/joints. Through its patent rights, Renoun has the exclusive use of non-Newtonian materials in skis and we do not believe any other ski on the market can compare to the performance VibeStop provides to skis. As a small startup company, Renoun had to be resourceful in how it entered a fiercely competitive market. As such, the only path forward for Renoun at its inception was to become one of the first direct-to-consumer ("DtC") ski brands in the industry. Other brands have since followed Renoun's success in the DtC market, but we believe they have not duplicated either the performance of Renoun skis or the fierce loyalty of Renoun's customers. We believe Renoun is at the precipice of creating disruption in the ski industry. Traditional ski companies that have dominated the industry for decades, typically have no idea who the end customer is that is using their products. Conversely, Renoun is on a first name basis with every single person skiing on Renoun skis. Skiers today want to have a relationship with their brands, and they want their brands to stand for what they stand for. This change in customer behavior presents a new opportunity for a brand such as Renoun to redefine the relationship between the skier and the ski manufacturer. Some emerging ski companies believe that DtC is a business model, but it is not. DtC is a distribution channel - being customer centric and customer driven is a business model, and in the industry Renoun understands that, because the company has built its DtC success by being focused on appreciating the needs of the customer, while other ski manufacturers are still trying to understand how to navigate DtC sales operationally. The strategy for Renoun going forward is to: create the most personalized, frictionless customer experience in the ski industry by applying advanced digital business methods to create a fiercely loyal community. Renoun is seeking to build the premier ski brand that the discerning skier chooses. Already, the Renoun skier experience creates an ongoing bond between the brand and the skier. Like luxury cars, clothes and technology, once a skier steps into a pair of Renoun skis we strive to ensure they will stay with the brand and let others know it. Moreover, Renoun has built an innovative ski with a skier following that is poised to be the last ski brand our skier will purchase. We are enthusiastic about our product while

also creating a unique experience for our skiers on and off the mountain. We don't expect to be the largest manufacturer, but to be the brand that skiers will notice and talk about on the slopes. Our market acceptance and economics are telling us our three-prong focus is working: Renoun Team As Renoun's founder and the person responsible for inventing VibeStop and applying it to snow sports, Cyrus Schenck will be continuing to build on his passion as the Chief Product and Brand Officer of Renoun going forward. Renoun's product development and innovation, as it has been to date, will be well cared for through Cyrus' ingenuity and vast experience building skis over the last twelve years creating a superior product than any other ski on the market. Complementing Cyrus, and adding critical experience to the team, Rob Golden is now Renoun's CEO. Rob has built a career working for the marque firms of the management consulting space (Accenture, KPMG, PWC) assisting Fortune 100 companies navigate the business transformation in adoption of customer driven - digital business models. Rob brings his deep knowledge of digital best practices and a successful track record operationalizing customer-centric businesses towards making Renoun a disruptive force in the ski industry as a highly respected front line CFO in banking and acquisitions. Rounding out the leadership team, Jascha Herlihy, as Growth Marketing Manager and an open position that Renoun will be recruiting for in 2024 – Chief Customer Officer who would be responsible for reaching Renoun's goal to establish the best customer experience in the industry. We anticipate that having a leadership team that is a mix of ski industry veterans complemented with executives who are experts in digital business that would give Renoun the ability to break the paradigms that most ski industry companies get trapped by because they are staffed with only ski industry veterans who keep following the same tired business model that has been staid for more then thirty years. Renoun's new leadership team is bringing a fresh set of ideas that would propel Renoun toward success and break the industry paradigms that are stuck in the past. Renoun's Core Product Line: Renoun's product line is purposely built to be familiar to customers who are migrating from other brands and spans the gambit of all the skis any skier would consider necessary to have in their 'quiver'. The focus of Renoun's ski design is to allow the customer to experience the superior performance of the VibeStop technology in any skiing conditions versus the focus on shapes that other ski companies stress. From western powder to eastern hard pack (and yes, 'ice'), Renoun has a ski model that is designed to tackle anything that the skier could face on the mountain. The lineup of skis include: Atlas 80 – The Atlas 80 is built to do one thing: carve on its 80cm waist. Unleash its inner speed-demon and the reward is an immediate ear-to-ear grin and a rock-solid-stable feel. With a full-camber design backbone, there's endless edgehold on icy hardback days and smooth bases mean a fast glide. Since the Atlas packs the highest concentration of patented VibeStop™ technology in its solid maple wood core, all this stability comes without the heft and is about 200 grams lighter than others. Available in 163, 170, 177, 184 cm. Endurance 88 & 98– The ski that put Renoun on the map, the Endurance captivates the elusive all-mountain category. Playful, poppy, and downright fun, its shape is designed to blend with every twist and turn of the trail. It hugs the groomers, slices through tight trees, and floats in all but the deepest powder. For an extra boost, the patented VibeStop™ technology inside the core gives the Endurance the performance edge that other ski's wish they had. Available in waist widths of 88 or 98 and ski lengths 156, 163, 170, 177, 184 cm. Citadel 106 – Built with aerospace-grade carbon fiber, the Citadel 106 is all performance without any of the weight. A true 50/50 backcountry and resort ski, its high concentration of VibeStop™ technology stops chatter in its tracks and unlocks a new level of performance. The Citadel is designed to be taken off the beaten path, into the trees, back bowls, and secret powder stashes. Available in 163, 169, 178, 184 cm.

Renoun Skis currently has 2 employees.

# Risk Factors

*A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.*

7. **Material factors that make an investment in Renoun Holdings, LLC speculative or risky:**

   1. We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters: The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies.

   2. The amount of capital the Company is attempting to raise in this offering may not be enough to sustain the Company's current business plan: In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the offering. We also plan to sell securities in a private placement outside of Regulation Crowdfunding. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of their investment.

   3. We may face potential difficulties in obtaining capital: We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

   4. We may implement new lines of business or offer new products and services within existing lines of business: As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

   5. We rely on other companies to provide components and services for our products: We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not

provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

6. We rely on various intellectual property rights, including trademarks, in order to operate our business: The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

7. The Company's success depends on the experience and skill of the managers, its officers and key employees: We are dependent on our managers, officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of managers, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

8. Although dependent on certain key personnel, the Company does not have any binding employment contracts with any such people: We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

9. Damage to our reputation could negatively impact our business, financial condition and results of operations: Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may

be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

10. Our business could be negatively impacted by cyber security threats, attacks and other disruptions: We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

11. Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business: Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

12. The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels: The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any

compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

13. The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies: The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Issuer, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

14. We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer: We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

15. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties: Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections. A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

16. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

17. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

18. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

19. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

20. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

21. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

22. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

23. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

24. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

25. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

26. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

# The Offering

Renoun Holdings, LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,235,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

9. **How does the issuer intend to use the proceeds of this offering?**

| Uses | If Target Offering Amount Sold | If Maximum Amount Sold |
|---|---|---|
| Intermediary Fees | $490 | $60,515 |
| Marketing and Brand Experience | $9,510 | $324,485 |
| Current Management Salaries | $0 | $200,000 |
| Redemption of Class C Units | $0 | $450,000 |
| Hire Additional Management Team Members | $0 | $150,000 |
| Building Customer Portal | $0 | $50,000 |
| **Total Use of Proceeds** | **$10,000** | **$1,235,000** |

10. **How will the issuer complete the transaction and deliver securities to the investors?**

   In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Renoun Holdings, LLC must agree that a transfer agent, which keeps records of our outstanding Class D Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

   You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

# Ownership and Capital Structure

## The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $1 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

## Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

## Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

### Securities

| Class of Security | Amount Authorized | Amount Outstanding | Voting Rights | Other Rights |
|---|---|---|---|---|
| Class A Units | 1,000 | 200 | Yes | See operating agreement for additional terms and disclosure. |
| Class B Units | 333,335 | 333,333 | No | See operating agreement for additional terms and disclosure. |
| Class C Units | 2,000,000 | 806,542 | No | See operating agreement for additional terms and disclosure. |
| Class D Units | 3,000,000 | 0 | No | See operating agreement for additional terms and disclosure. |

### Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

None of the Company's existing debt is convertible into equity, and there are no warrants, options or other convertible instruments outstanding.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the operating agreement of the Company for all Securities sold in this offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's operating agreement can be amended by the holders of the member units. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding member units give management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our members may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority members may decide to issue additional member units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

The issuance of additional shares of our common units will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common units, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common units outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our units would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

| | |
|---|---|
| **Creditor(s):** | Redeemable Units |
| **Amount Outstanding:** | $450,000 |
| **Interest Rate:** | 0.0% |
| **Maturity Date:** | No Maturity Date |
| **Other Material Terms:** | Redeemable at a price of $0.93 per unit up to 483,962 units. |

25. **What other exempt offerings has Renoun Holdings, LLC conducted within the past three years?**

| | |
|---|---|
| **Date of Offering:** | 2023-11-14 |
| **Exemption:** | Section 4(a)(2) |
| **Securities Offered:** | Membership Units |
| **Amount Sold:** | $300,000 |
| **Use of Proceeds:** | The Company issued 333,333 Class B Units in exchange for $300,000. The proceeds were used for the purchase of 2024/25 ski season inventory. |

| | |
|---|---|
| **Date of Offering:** | 2024-01-18 |
| **Exemption:** | Section 4(a)(2) |
| **Securities Offered:** | Membership Units |
| **Amount Sold:** | $300,000 |
| **Use of Proceeds:** | Operating expenses of Renoun. |

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

| Specified Person | Relationship to Issuer | Nature of Interest in Transaction | Amount of Interest |
|---|---|---|---|
| Richard Golden | Manager | Common Units | $300,000 |
| Richard Golden | Manager | Redeemable Units | $450,000 |
| Rob Golden | CEO of subsidiary | Common Units | $75,000 |
| Thomas Hammond | Interim CFO of subsidiary | Common Units | $100,000 |

# Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

   Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

   The Company's financial condition as an SPV is designed to acquire investment capital, invest that capital specifically and exclusively into Renoun, and once the investment is made, have minimal financial activity until there is a liquidation event involving Renoun. It is anticipated that the Company will have no income, except for earnings past to it through its ownership in Renoun. The financial condition of the Company should be put into context with consideration to the financial condition of Renoun, the operating entity. In the last two fiscal years (ending March 31), Renoun has demonstrated consistent revenue growth of 20% year-over-year and turned the corner from a small loss in 2022 of ($28,739) on revenue of $573,900 to a profit of $144,109 on revenue of $1,144,000 in 2023 based on accepted Quality of Earning adjustment methods which matched earnings to Cost of Goods Sold. These operating results are unaudited. A summary of the unaudited income statement for the last two years of Renoun is stated below: Revenue for the fiscal year ended March 31, 2023 increased by $306,830 to $880,753, as compared to $573,923 reported for the fiscal year ended March 31, 2022. Cost of goods sold for the fiscal year ended March 31, 2023 increased by $206,227 to $465,673 as compared to $259,446 reported for the fiscal year ended March 31, 2022. Gross profit for the fiscal year ended March 31, 2023 increased by $100,603 to $415,080, as compared to $314,477 reported for the fiscal year ended March 31, 2022. Operating expenses for the fiscal year ended March 31, 2023 increased by $83,159 to $438,967, as compared to $355,808 reported for the fiscal year ended March 31, 2022. Net income (loss) for the fiscal year ended March 31, 2023 increased by $17,444 to ($23,887), as compared to ($41,331) reported for the fiscal year ended March 31, 2022. Interest and depreciation for the fiscal year ended March 31, 2023 decreased by $5,676 to $6,916, as compared to $12,592 reported for the fiscal year ended March 31, 2022. EBIDTA for the fiscal year ended March 31, 2023 increased by $11,768 to ($16,971), as compared to ($28,739) reported for the fiscal year ended March 31, 2022. Note: If using Quality of Earnings numbers, which are adjusted based on accepted (non-GAAP) methods to match revenue and expenses to the year in which the inventory was manufactured and delivered to Renoun's distribution Center and subsequently shipped to customers based on purchases, Renoun would have reported the following in fiscal year 2023: Revenue - $1,144,167, cost of goods sold - $568,007, gross profit - $576,160, operating expenses - $438,967, Net income - $137,193, interest and depreciation - $6,916, and EBITDA - $144,109. Another important consideration related to the Company is the financial condition of the balance sheet of Renoun (shown below as of 01/15/2024). As of January 2024, Renoun has a clean balance sheet with no long-term or short-term debt (other than a small accounts payable balance owed to the factory in Canada). Renoun's financial performance resulting in a profitable FY 2023 (based on Quality of Earnings report) and a favorable, debt free balance sheet entering 2024 should be noteworthy for prospective investors in the Company, the anticipated holding company for Renoun. Renoun - Summary Balance Sheet as of 01/19/2024: Renoun had cash of $256,574, inventory of $272,416, prepaid inventory of $82,668, accounts receivable of $5,334 and fixed assets (net) of $42,436, resulting in total assets of $659,428. Additionally, Renoun had accounts payable of $36,620 and equity of $622,808. Brief offer history of Renoun as follows: The Company was interested in acquiring a controlling interest in Renoun and applying its marketing and customer development expertise to Renoun to fuel growth. There was a competing offer by a third party to purchase 90% of Renoun for $750,000 and existing ownership would transition out with 10% ownership. The existing ownership of Renoun was seriously considering that offer as the Founder was determined to pay down all debt - particularly to certain members. $750,000 would suffice for that. The Company, however, believed the competing offer undervalued Renoun and the remaining equity that they would hold after the transaction. The Company raised $300,000 from its Series B investors and lent $270,000 to Renoun to purchase inventory. In January 2024, the Company raised $750,000 and purchased a majority, up to 65%, ownership in Renoun. The cash was used to pay off a line of credit, pay off an SBA loan, and pay off related party debt.

# Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    **CPA Review Report:**                    reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
    1. **in connection with the purchase or sale of any security?**
    2. **involving the making of any false filing with the Commission?**
    3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
    1. **in connection with the purchase or sale of any security?;**
    2. **involving the making of any false filing with the Commission?**
    3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
    1. **at the time of the filing of this offering statement bars the person from:**
        1. **association with an entity regulated by such commission, authority, agency or officer?**
        2. **engaging in the business of securities, insurance or banking?**
        3. **engaging in savings association or credit union activities?**
    2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
    1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
    2. **places limitations on the activities, functions or operations of such person?**
    3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

    **If Yes to any of the above, explain:**

5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Renoun Holdings, LLC answers 'NO' to all of the above questions.

# Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following are the transcripts of the videos shown on the company's offering page: Video #1: There are so many skis in the world. There's one for every skiing style, snow conditions, terrain. It's endless. So, how do you build something different? You start from the beginning. As engineers, we looked at this with fresh eyes and a new perspective, and we peeled back the layers. Beyond the wood core, beyond the ski shapes, beyond the lay-up materials - that's all stuff you've heard before. We came across a non-Newtonian polymer, polyborodimethylsiloxane, which is just a fancy way of saying material which feels stiffer as it's exposed to vibrations, right? It just adapts to snow conditions. It's one of those things that we knew was going to work, but it still took us four years of R&D, of different layouts and formulations, to find the right one. We knew what it could do; we just had to perfect it. So much of a ski's performance is based on stiffness, right? It's one of those important attributes of a ski. This polymer changes how stiff or soft the ski feels, automatically, in real time. We developed a process for embedding this material inside the actual core of a pair of skis, and by applying varying levels of vibration, we were able to model the core's reaction time and flexibility. It's the shape of a molecule which, under normal conditions, feels soft and pliable, yet as vibrations increase, feels more and more stiff and stable. [Music] Outside of the snow, the results were even more profound. There are times you want a stiff and stable ski, and there are times you want a soft and playful ski. This polymer bridges that gap and gives you a little bit of both. We're the only ones to do this, and the first ones that ever put this inside of a pair of skis. Every ski vibrates, and as you ski faster and faster, the ski shakes more. That's just physics; that's how the ski world works. But not anymore. Video #2: Hey there, my name is Sarra Shank, the owner and founder of Renoun Skis, and today I'm at IRL Labs, who have been testing our skis to help us optimize and perfect Vibestop™. So, behind me here is a ski on a shaker table, and essentially what that means is that it moves a ski at a certain frequency and amplitude. And we put accelerometers on there, we measure that, and it tells us what's shaking, what's not, and how we can improve that with putting more Vibestop™ or less Vibestop™. It's actually really straightforward, but it's one of those things that no ski company does. People take a ski, they go skiing, and they say, "That was fun," or "That was not." We're taking this into a lab, understand the real data behind skiing, to perfect and optimize what is actually a really high-tech material. The first step here is to get a baseline. We want to figure out how our skis are performing at a numerical, quantitative level. We'll first do some vibration testing to understand where and how the ski is exactly shaking, so we can implement more or less Vibestop™ in specific areas to help decrease vibrations in the areas that are most important. Once we figure all this out, it's back to the production floor, where we'll build and test five new variations just to find out the perfect one. And then, once we do, we'll implement this enhanced Vibestop™ across our entire product lineup. At the end of the day, we're just a bunch of nerds taking ski science and material science and putting them together so you can have the best ride of your life.

The following documents are being submitted as part of this offering:

**Governance:**
  **Certificate of Formation:**          certificateofformation.pdf
  **Operating Agreement:**                operatingagreement.pdf
**Opportunity:**
  **Offering Page JPG:**                    offeringpage.jpg
**Financials:**
  **Additional Information:**             otherfinancial.pdf

# Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

    Once posted, the annual report may be found on the issuer's web site at: https://renoun.com/

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

    - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    - the issuer liquidates or dissolves its business in accordance with state law.